                                                      Tel Aviv, October 22, 2009
                                                      Our ref: 10925/1026

VIA EDGAR

Jennifer Thompson
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

     G. WILLI-FOOD INTERNATIONAL LTD.
     FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
     FILED JUNE 29, 2009
     COMMISSION FILE NO. 000-29256

Dear Mrs. Thompson:

We enclose herewith, on behalf of G. Willi-Food International Ltd.
("Willi-Food"), responses to the comments raised by the Staff in its comment letter dated September 30, 2009 with respect to the Form 20-F of Willi-Food for the year ended December 31, 2008. Below we have noted the Staff's comment in bold face type and Willi-Food's responses in regular type. The numbering corresponds to the comment numbers in the Staff's above referenced letter.

The enclosed responses were received from, and are written on behalf of
Willi-Food, and reference in the responses to "we" and "our" refer to
Willi-Food.

FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2008

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 29

CRITICAL ACCOUNTING POLICIES, PAGE 30

     1.   WE NOTE THAT YOUR CRITICAL ACCOUNTING POLICIES ARE SUBSTANTIALLY THE
          SAME AS THE RELATED SIGNIFICANT ACCOUNTING POLICES CONTAINED IN NOTE 2
          TO YOUR FINANCIAL STATEMENTS. WE REMIND YOU THAT YOUR CRITICAL
          ACCOUNTING POLICIES DISCLOSURE SHOULD SUPPLEMENT, NOT DUPLICATE, THE
          DESCRIPTION OF ACCOUNTING POLICIES THAT ARE ALREADY DISCLOSED IN THE
          NOTES TO THE FINANCIAL STATEMENTS. THE DISCLOSURE SHOULD PROVIDE
          GREATER INSIGHT INTO THE QUALITY AND VARIABILITY OF INFORMATION
          REGARDING FINANCIAL CONDITION AND OPERATING PERFORMANCE. WHILE
          ACCOUNTING POLICY NOTES IN THE FINANCIAL STATEMENTS GENERALLY DESCRIBE
          THE METHOD USED TO APPLY AN ACCOUNTING PRINCIPLE, THE DISCUSSION IN
          CRITICAL ACCOUNTING POLICIES SHOULD PRESENT A COMPANY'S ANALYSIS OF
          THE UNCERTAINTIES INVOLVED IN APPLYING A PRINCIPLE AT A GIVEN TIME OR
          THE VARIABILITY THAT IS REASONABLY LIKELY TO RESULT FROM ITS
          APPLICATION OVER TIME. FOR EXAMPLE, GIVEN THE CURRENT STRUGGLING
          ECONOMY, YOUR ESTIMATES OF IMPAIRMENT FOR LONG-LIVED ASSETS AND
          GOODWILL, AND YOUR ESTIMATES OF FAIR VALUES FOR YOUR DERIVATIVE
          CONTRACTS, MAY INVOLVE MORE UNCERTAINTY THAN USUAL, AND IF SO, YOU
          SHOULD ADDRESS THESE UNCERTAINTIES AND THE SENSITIVITY OF THESE
          ESTIMATES TO CHANGE BASED ON OTHER OUTCOMES THAT ARE REASONABLY LIKELY
          TO OCCUR. REFER TO SECTION V OF OUR RELEASE 33-8350, AVAILABLE ON OUR
          WEBSITE AT www.sec.gov/rules/interp/33-8350.htm. PLEASE REVISE AS
          APPROPRIATE IN FUTURE FILINGS.

     We noted the Staff comment and in future filing will revise our disclosure of critical accounting policies to be in line with Section V of Release
     33-8350.

A.   RESULTS OF OPERATIONS, PAGE 35

     2.   PLEASE REVISE YOUR DISCUSSION OF THE RESULTS OF YOUR OPERATION IN
          FUTURE FILINGS TO QUANTIFY TO THE GREATEST EXTENT POSSIBLE THE REASON
          FOR CHANGES IN THE VARIOUS LINE ITEMS IN YOUR FINANCIAL STATEMENTS
          BETWEEN PERIODS. FOR EXAMPLE, YOU STATE THAT THE INCREASE IN SALES
          FROM 2007 TO 2008 RESULTED MAINLY FROM THE RECENT CONSOLIDATION OF THE
          REVENUES OF THE TWO SUBSIDIARIES SHAMIR SALADS AND THE DANISH DAIRY
          DISTRIBUTOR. PLEASE QUANTIFY THE EXTENT TO WHICH THE INCREASE IN SALES
          WAS ATTRIBUTABLE TO EACH ACQUISITION AND TO ANY OTHER RELEVANT
          FACTORS.

     We noted the Staff comment and will revise in future filing to discuss in greater details the results of operation and changes between the periods in the MD&A. Specifically, the increase in sales relative to 2007 is attributed to (i) consolidation of Shamir Salads that contributed NIS 70 million, (ii) the consolidation of the Danish dairy distributor that contributed NIS 18 million and (iii) internal growth that contributed NIS
     11 million.

     3.   CONSIDERING YOU PRIMARILY ATTRIBUTE YOUR SALES INCREASE FROM 2007 TO
          2008 TO THE RECENT CONSOLIDATION OF SHAMIR SALADS AND THE DANISH DAIRY
          DISTRIBUTOR, PLEASE PROVIDE YOUR COMPUTATION OF THE SIGNIFICANT
          SUBSIDIARY TESTS FOR THESE ENTITIES AND TELL US WHETHER FINANCIAL
          STATEMENTS AND PRO FORMA FINANCIAL INFORMATION GIVING EFFECT TO THESE
          ACQUISITIONS IS REQUIRED. REFER TO RULE 3-05 OF REGULATION S-X.

     The Staff is respectfully advised that the requirements of Rule 3-05 and
     Article 11 of Regulation S-X are not applicable to foreign filers when they file Form 20-F as an Annual Report.

     4.   PLEASE REVISE FUTURE FILINGS TO PROVIDE A DISCUSSION OF THE IMPAIRMENT
          FACTORS SURROUNDING THE IMPAIRMENTS OF GOODWILL REFLECTED IN YOUR 2008
          AND 2007 FINANCIAL STATEMENTS.

     We noted the Staff comment and will revise future filing to discuss the factors leading our decision for the need of impairment of goodwill.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 37

     5.   PLEASE REVISE FUTURE FILINGS TO PROVIDE A DISCUSSION OF YOUR BORROWING
          ARRANGEMENTS AT DECEMBER 31, 2008. THE DISCUSSION SHOULD INCLUDE YOUR
          AVAILABLE BORROWING CAPACITY, THE TERMS OF YOUR MATERIAL LENDING
          AGREEMENTS, INCLUDING BALANCES CURRENTLY OUTSTANDING, MATURITY DATES
          OR TERMS OF SUCH AGREEMENTS, MATERIAL REPAYMENT AND COVENANT
          PROVISIONS AND WHETHER YOU ARE CURRENTLY IN COMPLIANCE WITH SUCH
          COVENANTS.

     We noted the Staff comment and will revise future filing to discuss the requested information in the MD&A. Specifically the Staff is advised that as of December 31, 2008, the Company had unused credit facilities in the amount of approximately NIS 80 million. Our Danish dairy distributor subsidiary had an on-call loan in the amount of approximately NIS 1,323 thousand and another subsidiary, Shamir Salads, had total used facilities of approximately NIS 13,967 thousand of which approximately NIS 11,376 thousand were bank on-call and the remainder were short and long term loans as detailed below:

                      INTEREST                              LIABILITY AS OF 31/12/2008 IN
LOAN                    RATE      FINAL DUE DATE                     NIS THOUSAND
-------------------- ------------ ----------------------- ---------------------------------
CPI linked              5.91      July 2009                              456
-------------------- ------------ ----------------------- ---------------------------------
Not linked           6.95/P+2.4   June 2010-January 2012                 794
-------------------- ------------ ----------------------- ---------------------------------
In US dollars           2.5       September 2010                         757
-------------------- ------------ ----------------------- ---------------------------------
Car leasing           3.55-9.81   July 2009-October 2009                 584
========================================================= =================================
TOTAL                                                                  2,591
--------------------------------------------------------- ---------------------------------

     Because Shamir Salads is not in compliance with one its bank covenants the bank loans are classified as short-term loans.

     Our subsidiary, Laish, has terminated its operations and is negotiating with its bank lender (who has a lien on all of Laish's assets) with respect to the balance of its outstanding loan to the bank in the amount of approximately NIS 2,539 thousand.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT, PAGE F-3

     6.   PLEASE REVISE IN FUTURE FILINGS THE TITLE OF YOUR INCOME STATEMENT TO
          STATEMENT OF OPERATIONS AS YOUR OPERATIONS FOR THE YEAR ENDED DECEMBER
          31, 2008 REFLECT A LOSS ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE
          COMPANY AND A LOSS IN YOUR EARNINGS PER SHARE.

     We noted the Staff comment and will revise the title to Statement of
     Operations in future filings.

     7.   PLEASE PROVIDE A NOTE IN FUTURE FILINGS THAT EXPLAINS WHY THE NET
          INCOME ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST EXCEEDS THE
          INTERESTS OF THE MAJORITY OWNERS.

     We noted the Staff comment and will include in future filing the explanation of the allocation of net income to controlling and non-controlling interests. The Staff is advised that such difference in allocation is attributed to that fact that the non-controlling interests exist in profitable subsidiaries, while some wholly-owned subsidiaries had losses, which caused the part attributed to controlling interest to be lower that for NCI's.

NOTE 11 - BANK LOANS AND OTHER CREDIT PROVIDERS, PAGE F-33

     8.   PLEASE EXPAND YOUR DISCLOSURE WITH RESPECT TO YOUR LOANS AND OTHER
          CREDIT AGREEMENTS TO DISCLOSE THE TERMS OF SUCH AGREEMENTS INCLUDING
          AVAILABLE BORROWING CAPACITY, DUE DATES OR MATURITY DATES AND MATERIAL
          COVENANTS OF EACH BORROWING AGREEMENT AND WHETHER YOU ARE IN
          COMPLIANCE WITH ALL APPLICABLE COVENANTS AT THE MOST RECENT BALANCE
          SHEET DATE. IN ADDITION, WE NOTE YOUR DISCLOSURE IN NOTE 2 REGARDING
          CONVERTIBLE DEBENTURES. PLEASE DISCLOSE THE AMOUNTS RELATED TO
          OUTSTANDING DEBENTURES ALONG WITH THE INTEREST RATES, MATERIAL TERMS
          OF THE DEBT AND THE CONVERSION FEATURES.

     We noted the Staff comment and will revise future filing to disclose such information. The Staff is advised that as of December 31, 2008, the Company had unused credit facilities in the amount of approximately NIS 80 million.
     Our subsidiary, Shamir Salads, had total used facilities of approximately
     NIS 13,967 thousand, of which approximately NIS 11,376 were bank on-call and the rest were short and long term loans as detailed below:

                       INTEREST                      LIABILITY AS OF 31/12/2008 IN NIS
LOAN                     RATE     FINAL DUE DATE                THOUSAND
--------------------- ----------- ------------------ -----------------------------------
CPI linked               5.91     08/07/2009                         456
--------------------- ----------- ------------------ -----------------------------------
Car leasing              3.55     31/07/2009                          19
--------------------- ----------- ------------------ -----------------------------------
Car leasing              4.81     30/09/2009                          22
--------------------- ----------- ------------------ -----------------------------------
Car leasing              9.1      30/11/2009                          40
--------------------- ----------- ------------------ -----------------------------------
Not linked               6.95     04/06/2010                         533
--------------------- ----------- ------------------ -----------------------------------
Car leasing              3.75     30/06/2010                          85
--------------------- ----------- ------------------ -----------------------------------
Car leasing              9.5      31/08/2010                         110
--------------------- ----------- ------------------ -----------------------------------
In US dollars            2.5      29/09/2010                         757
--------------------- ----------- ------------------ -----------------------------------
Car leasing              7.67     30/09/2010                         213
--------------------- ----------- ------------------ -----------------------------------
Car leasing              9.81     31/10/2010                          95
--------------------- ----------- ------------------ -----------------------------------
Not linked              P+2.4     07/01/2012                         261
==================================================== ===================================
TOTAL                                                              2,591
---------------------------------------------------- -----------------------------------

     Because Shamir Salads is not in compliance with one its bank covenants, the bank loans are classified as short-term loans.

     Our subsidiary, Laish, has terminated its operations and is negotiating with its bank lender (who has a lien on all of Laish's assets) with respect to the balance of its outstanding loan to the bank in the amount of approximately NIS 2,539 thousand.

     The Danish dairy distributor subsidiary had outstanding on-call loan in the amount of approximately NIS 1,323 thousand.

     The bank loans and other credit as of December 31, 2008, are attributed to the following subsidiaries:

     SUBSIDIARY                           LIABILITIES IN NIS THOUSAND
     --------------------------------- -----------------------------------
     Laish                                            2,539
     --------------------------------- -----------------------------------
     Danish dairy distributor                         1,323
     --------------------------------- -----------------------------------
     Shamir Salads                                   13,967
     ================================= ===================================
     TOTAL AS REPORTED                               17,829
     --------------------------------- -----------------------------------

     The Staff is also advised that although the policy for accounting for convertible debt is included in Note 2, we have not issued convertible debt and that the note was inadvertently included as part of general policies.

NOTE 25 - FINANCIAL INSTRUMENTS, PAGE F-51

     9.   PLEASE REVISE TO PROVIDE ALL OF THE DISCLOSURES REQUIRED BY PARAGRAPH
          27 OF IFRS 7 WITH REGARD TO HOW FAIR VALUE OF YOUR FINANCIAL
          INSTRUMENTS IS DETERMINED.

     We noted the Staff comment and will revise future filing to include the requested information. The Staff is advised that 99% (100% in 2007) of our financial instruments in 2008 that are carried at fair value are quoted in stock exchanges (mainly in Tel Aviv) and their fair values are determined by reference to the quoted prices at the measurement date.

NOTE 26 - BUSINESS AND GEOGRAPHIC SEGMENTS, PAGE F-54

     10.  AS REQUIRED BY PARAGRAPH IN15 OF IFRS 8, PLEASE REVISE FUTURE FILINGS
          TO DISCLOSE THE FACTORS USED TO IDENTIFY YOUR OPERATING SEGMENTS.

     The Staff is respectfully advised that we are applying the provisions of
     IFRS 8 starting January 1, 2009. In our financial statements for the year
     2008, we applied the provisions of IAS 14. The Staff is also advised that upon adoption of IFRS 8 the structure of the segments, and hence the related disclosures, have changed.

     11.  PLEASE TELL US WHY THE GOODWILL IMPAIRMENTS RECOGNIZED DURING 2008 AND
          2007 WERE NOT ALLOCATED TO ONE OF YOUR REPORTABLE SEGMENTS. ALSO,
          PLEASE TELL US WHY THE MAJORITY OF YOUR ASSETS AND LIABILITIES ARE NOT
          ALLOCATED TO ONE OF YOUR REPORTABLE SEGMENTS. SPECIFICALLY, TELL US,
          AT A MINIMUM, WHY TRADE RECEIVABLES, FIXED ASSETS, INTANGIBLE ASSETS
          AND GOODWILL WERE NOT ALLOCATED TO ONE OF YOUR REPORTABLE SEGMENTS.

     As described above, we implemented the provisions of IAS 14 for the 2008 financial statements. The segment information as disclosed in accordance with IAS 14 does not correspond with the identification of cash generating units as required by IAS 36 (see note 8 to our financial statements). As noted by the Staff, most of the assets were not allocated to the segments since management does not review discrete information for preserved and non-preserved products/segments to the level of assets and expenses that are not directly related to the product sale. The assets and expenses that are directly related to the product sale are inventory and cost of goods sold. Moreover, because demand for preserved and non-preserved products vary from year to year and are difficult to forecast, any allocation of the fixed, intangible assets and goodwill on the basis of revenues would not provide consistent and value added information, nor do we believe that another basis exists to support reliable allocation. Paragraph 19 of IAS 14 states "Examples of segment assets include current assets that are used in the operating activities of the segment, property, plant, and equipment, assets that are the subject of finance leases (IAS 17, Leases), and intangible assets. If a particular item of depreciation or amortisation is included in segment expense, the related asset is also included in segment assets. Segment assets do not include assets used for general entity or head-office purposes. Segment assets include operating assets shared by two or more segments if a reasonable basis for allocation exists. Segment assets include goodwill that is directly attributable to a segment or can be allocated to a segment on a reasonable basis, and segment expense includes any impairment losses recognised for goodwill."

     In our case most of the assets are shared by the two segments, and we believe that there is no reasonable basis for allocation as discussed above. Specifically, receivables are not allocated between segments because sales are made to supermarket chains and other includes both preserved and non-preserved goods in one shipment. We decided that since clients are not directly purchasing either preserved or non-preserved products, but composition of goods as needed, that receivables would not be allocated.
     The Staff is again advised that we adopted IFRS 8 in January 2009, and we already apply it. The provisions and the application of IFRS 8 has changed the structure of the segments, and hence most of our assets have been allocated to segments and the related disclosures will change as well, with retroactive application of the new structure to previous year including
     2008.

                                   ----------

If you have any questions or concerns, please call the undersigned at
972-3-607-4475 or Mrs. Ety Sabach of Willi-Food at 972-8-932-1099.

                                     Very truly yours,

                                     /s/ Perry Wildes

                                     Perry Wildes, Adv.

cc:  Mrs. Ety Sabach